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Filed with Securities
And Exchange Commission                                         File Number 70-
On April 16, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

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                                    FORM U-1
                                   APPLICATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                         Atlantic City Electric Company
                                 800 King Street
                                  P. O. Box 231
                              Wilmington, DE 19899
                     (Name of company filing this statement
                   and address of principal executive office)

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                                    Conectiv
                 (Name of top registered holding company parent)

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                                Louis M. Walters
                                    Treasurer
                         Atlantic City Electric Company
                                 800 King Street
                                  P. O. Box 231
                              Wilmington, DE 19899
                    (Name and address of agents for service)

                    ----------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

         Randall V. Griffin, Esq.                 Joyce Koria Hayes, Esq.
                 Conectiv                             7 Graham Court
              800 King Street                        Newark, DE 19711
               P. O. Box 231
           Wilmington, DE 19899


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Item 1.   Description of Proposed Transaction

(a) Furnish a reasonably detailed and precise description of the proposed transaction, including a statement of the reason why it is desired to consummate the transaction and the anticipated effect thereof. If the transaction is part of a general program, describe the program and its relation to the proposed transaction.

      Conectiv, a Delaware corporation, previously filed an Application/Declaration on Form U-1 with the Securities and Exchange Commission (the "Commission") requesting authorization under Section 9(a)(2) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), to consummate certain transactions resulting in the acquisition by Conectiv of all of the outstanding voting securities of Delmarva Power & Light Company, a Delaware and Virginia corporation and an operating public utility company ("Delmarva"), and Atlantic City Electric Company, a New Jersey corporation and an operating public utility company ("ACE") (File No. 70-9069). The order approving the merger was issued on February 25, 1998 (Release No. 26832).

      The purpose of this filing is to request Commission authorization under Sections 9(a)(1) and 10 of the Act for ACE to purchase a 66,150 kilowatts combustion turbine generating unit for a purchase price of $8,300,000. This unit was previously leased by ACE under a November 1, 1973 Indenture of Lease among ACE, Frank B. Smith and Ben Maushardt, as Trustees and Lessor and United States leasing Corporation, Agent for Lessor. The unit is referred to as Mickleton No. 1 and is located in the Township of East Greenwich, Gloucester County, New Jersey. The unit has been used by ACE for the generation of electricity for 25 years and was included in the description of electric generating facilities and resources in the Merger U-1 in the following paragraph:

      Combustion Turbine Units are located in various locations. ACE's ownership interest results in a net installed capacity of 524 MW. Their major fuel sources are oil and gas.

      The lease terminates on July 2, 1999 and ACE wishes to purchase the unit and continue in service. A copy of the Purchase Agreement, in substantially final form, is included herein as Exhibit B.

(b) Describe briefly, and where practicable state the approximate amount of, any material interest in the proposed transaction, direct or indirect, of any associate company or affiliate of the applicant or any affiliate of any such associate company.

      Not applicable.

(c) If the proposed transaction involves the acquisition of securities not issued by a registered holding company or a subsidiary thereof, describe briefly the business and property, present or proposed, of the issuer of such securities.

      Not applicable.

(d) If the proposed transaction involves the acquisition or disposition of assets, describe briefly such assets, setting forth original cost, vendor's book cost (including the basis of determination) and applicable valuation and qualifying reserves.


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      The asset to be acquired is a megawatt combustion turbine generating unit and accessory equipment. The original cost to the Trust was approximately $4,746,036. The economic analysis attached as Exhibit H supports a current market value of $8,300,000 as provided in the Purchase Agreement.

(e)   Statement Pursuant to Rule 54

      Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Wholesale Generator ("EWG") or a Foreign Utility Company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b), or (c) are satisfied. As demonstrated below such rules are satisfied.

      Rule 53 requires that the aggregate investment in EWGs and FUCOs not exceed 50% of a system's consolidated retained earnings. Conectiv and its subsidiaries will not make any investments in EWGs and FUCOs that cause it to exceed that limitation, unless the Commission otherwise authorizes. Currently, Conectiv has one insignificant indirect interest in an EWG. DCTC-Burney, Inc., an indirect subsidiary of Conectiv, holds a 45% direct and indirect interest in Burney Forest Products, A Joint Venture, which is an EWG. As of March 31, 1999, the book value of the investment was $0.

      Conectiv and its subsidiaries will maintain books and records to identify the investments in earnings from EWGs and FUCOs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity will be kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements will be prepared according to GAAP, and Conectiv undertakes to provide the Commission access to such books and records and financial statements as it may request.

      Employees of Conectiv's domestic public-utility companies will not render services, directly or indirectly, to any EWGs or FUCOs in the Conectiv System, thereby satisfying Rule 53(a)(3).

      Conectiv, in connection with any Form U-1 seeking approval of EWG and FUCO financing, will submit copies of such Form U-1 and every certificate filed pursuant to Rule 24 with every federal, state or local regulator having jurisdiction over the retail rates of the public utility companies in the Conectiv System. Rule 53(a)(4) will be correspondingly satisfied.

      None of the conditions described in Rule 53(b) exists with respect to Conectiv, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable.

Item 2.   Fees, Commissions and Expenses

(a) State (1) the fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the applicant or declarant or any associate company thereof, and (2) if the proposed transaction involves the sale of securities at competitive bidding, the fees and expenses to be paid to counsel selected by applicant or declarant to act for the successful bidder.


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      It is estimated that the fees, commissions and expenses ascertainable at this time to be incurred by ACE in connection with the preparation of this post-effective amendment are as follows:

      Fees for Outside Counsel                    $   200
      Miscellaneous Expenses                        2,000
                                                    -----
      Total                                        $2,200

(b) If any person to whom fees or commissions have been or are to be paid in connection with the proposed transaction is an associate company or an affiliate of the applicant or declarant, or is an affiliate of an associate company, set forth the facts with respect thereto.

      Portions of this Application may be prepared, processed for filing or reviewed by personnel of Conectiv Resource Partners, Inc., whose time will be allocated to ACE at cost.

Item 3.   Applicable Statutory Provisions

(a) State the sections of the Act and the rules thereunder believed to be applicable to the proposed transaction. If any section or rule would be applicable in the absence of a specific exemption, state the basis of exemption.

      Sections 9(a) and (10) and Rule 41 are applicable to the proposed transaction. Section 9(b)(1) does not exempt the proposed transaction from the requirements of Section 9(a)(1) because the acquisition of the utility asset will not be approved by the state commission. Rule 41(a) does not exempt the proposed transaction from the requirements of Section 9(a)(1) because the consideration exceeds the limit on amount by $3 million. Since this utility asset has been leased and has been part of the integrated electric operating system for twenty-five years, all other standards under
      Section 10 should be deemed to have been met.

(b) If an applicant is not a registered holding company or a subsidiary thereof, state the name of each public utility company of which it is an affiliate, or of which it will become an affiliate as a result of the proposed transactions, and the reasons why it is or will become such an affiliate.

      Not applicable.

Item 4.   Regulatory Approval

(a) State the nature and extent of the jurisdiction of any State commission or any Federal commission (other than the Securities and Exchange Commission) over the proposed transaction.

      Not applicable.

(b) Describe the action taken or proposed to be taken before any commission named in answer to paragraph (a) of this item in connection with the proposed transaction.

      Not applicable


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Item 5.   Procedure

(a) State the date when Commission action is requested. If the date is less than 40 days from the date of the original filing, set forth the reasons for acceleration.

      The Commission is respectfully requested to issue and publish the requisite notice under Rule 23 with respect to the filing of this Application not later than April 30, 1999, such notice to specify a date not later than May 31, 1999 by which comments may be entered, permitting the Commission to issue an order granting and permitting the Application to become effective. If closing on the purchase does not occur by July 2, 1999, ACE will be subject to significantly higher lease payments until the effective date of the purchase. Lease payments will increase from $30,608 per month (approximately $1,004 per day) to $3,000 per day (or approximately $91,500 per month).

(b) State (i) whether there should be a recommended decision by a hearing officer, (ii) whether there should be a recommended decision by any other responsible officer of the Commission, (iii) whether the Division of Corporate Regulation may assist in the preparation of the Commission's decision, and (iv) whether there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

      It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transaction. The Office of Public Utility Regulation of the Division of Investment Management may assist in the preparation of the Commission's decision. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements

      The following exhibits are made a part of this statement:

(a)   Exhibits

B     Purchase Agreement in substantially final form (including Indenture of
      Lease)
F     Opinion of counsel
G     Proposed notice pursuant to Rule 22(f)
H     Economic analysis supporting value of units

(b)    Financial Statements

      Due to the de minimis impact of the proposed transactions on the financial statements of ACE, financial statements are omitted.

Item 7.   Information as to Environmental Effects

(a) Describe briefly the environmental effects of the proposed transaction in terms of the standards set forth in Section 102(2)(C) of the National Environmental Policy Act (42 U.S.C. 4312(2)(C)). If the response to this item is a negative statement as to the applicability of Section 102(2)(C) in connection with the proposed transaction, also briefly state the reasons for that response.


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      As more fully described in Item 1(a), the proposed transaction subject to the jurisdiction of this Commission relate to the acquisition by purchase of a generating unit previously held by lease for twenty-five years. The proposed transaction involve no major federal action significantly affecting the human environment.

(b) State whether any other federal agency has prepared or is preparing an environmental impact statement ("EIS") with respect to the proposed transaction. If any other Federal agency has prepared or is preparing an EIS, state which agency or agencies and indicate the status of that EIS preparation.}

      None.


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                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                                 Atlantic City Electric Company


                                                 By  /s/ Louis M. Walters
                                                     --------------------
                                                 Louis M. Walters
                                                          Treasurer

                                                 Dated:  April 15, 1999


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                                  EXHIBIT INDEX

B Purchase Agreement in substantially final form (including Indenture of Lease)

F     Opinion of counsel

G     Proposed notice pursuant to Rule 22(f)

H     Economic analysis supporting value of units


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